                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.1)*



                        LaserMaster Technologies, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  517919 10 6
        _______________________________________________________________
                                (CUSIP Number)

                               Melvin L. Masters
                              7090 Shady Oak Road
                         Eden Prairie, Minnesota 55344
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 15, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 517919 10 6                                     PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Melvin L. Masters
       ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
       Not applicable                                           (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       SC/AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     Not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             1,433,286 (914,286 of which are voted indirectly,
                           see Item 5(a) below)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8     -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9     2,347,572 (914,286 of which represent warrants held
    REPORTING              indirectly by affiliates, see Item 5(a) below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 2,347,572 (914,286 of which represent warrants held indirectly by affiliates, see Item 5(a) below)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13     15.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14     IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 pages

Item 1.   Security and Issuer
          -------------------

    The securities to which this Schedule 13D relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of LaserMaster Technologies, Inc., a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7090 Shady Oak Road, Eden Prairie, Minnesota 55344.
_________________________________.

Item 2.   Identity and Background
          -----------------------

    (a-c)   The person (the "Reporting Person") filing this statement is
Melvin L. Masters, Chief Executive Officer, of the Issuer. The Reporting Person is filing individually and as an indirect beneficial holder of TimeMasters, Inc. ("TMI"), an S Corporation wholly owned by Reporting Person, and Grandchildren's Realty Alternative Management Program I Limited Partnership ("GRAMPI") and Grandchildren's Realty Alternative Management Program I #2 ("GRAMPI 2"), each of which are Minnesota Limited Partnerships whose General Partner is TMI.

    (d-e)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     On September 15, 1996, TMI purchased 411,428 shares of common stock, together with Warrants to purchase 685,714 shares of common stock, for $1,799,997.50. The Warrants are immediately exercisable into common stock of the Issuer at an exercise price of $7.00 per share. The purchase was represented by a promissory note to the Issuer secured by an offset provision against a debt obligation of a subsidiary of the Issuer to TMI.

     On September 15, 1996, GRAMPI purchased 274,286 shares of common stock for $1,200,0001.25 and GRAMPI 2 purchased 228,572 shares of common stock, together with Warrants to purchase 228,572 shares of common stock, for $1,000,002.50. The purchase price was initially paid by a joint promissory note secured by a mortgage on real estate owned by GRAMPI and GRAMPI 2 but which real estate they committed to sell to finance the purchase price. Sale of the real estate was completed in early October and the promissory note was paid in full.

                                                               Page 4 of 5 pages

Item 4.   Purpose of the Transaction
          --------------------------
     The shares of the Issuer were acquired for investment purposes.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

    (a) The Reporting Person beneficially owns 2,347,572 shares of the Issuer, which includes 411,428 shares of common stock, together with Warrants to purchase 685,714 shares of common stock, held by TMI; 274,286 shares of common stock held by GRAMPI; and 228,572 shares of common stock, together with Warrants to purchase 228,572 shares of common stock, held by GRAMPI #2, resulting in a 15.6% beneficial ownership of outstanding shares of the Issuer.

    (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock of the shares he held, individually, currently directs voting and the disposition of shares held by TMI and indirectly GRAMPI and GRAMPI #2.

    (c)  Transactions effected since August 15, 1996:

     Date      No. of Shares     Price Per Share      Where/How Effected
     ----      -------------     ---------------      ------------------

     9/15/96   914,286, with     $4.375/Share         Private Placement
               914,286 warrants

    (d)  Not applicable.

    (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

    To the best knowledge of the Reporting Person, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the Shares, including but not limited to transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

    Filed as Exhibit A herewith is Common Stock Purchase Agreement dated September 15, 1996 between the Issuer Sihl-Zurich Paper Mill on Sihl AG, a Swiss Corporation and a business group ("the Time Master Group") consisting of TMI, GAMPI and GAMPI #2.

                                                               Page 5 of 5 pages

Signature
---------

    After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:   October 17, 1996



                                 /s/     Melvin L. Masters
                                 --------------------------------------------